[LOGO]    KOOR INDUSTRIES LTD.
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                                                     OFFICE OF LEGAL COUNSEL
                                                     21 Ha'arba'a Street
                                                     Tel Aviv 64739
                                                     Israel
                                                     Tel:  972-3-6238420
                                                     Fax: 972-3-6238425

                                                     16 March 2000


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The Securities Authority    The Tel Aviv Stock Exchange    The Registrar of Companies
22 Kanfei Nesharim St.      54 Ahad Ha'am St.              97 Yafo St.
Jerusalem 95464             Tel Aviv 65202                 Jerusalem 91007
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Fax: 02-6513940             Fax: 03-5105379
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Dear Sirs,


               RE: IMMEDIATE REPORT - KOOR INDUSTRIES LTD. (NO. 12/2000) COMPANY NO. 52-001414-3

Koor Industries Ltd. hereby announces the following:

Yesterday, an Agreement was signed between Tadiran Ltd. (hereinafter "Tadiran", a wholly owned subsidiary of Koor) and Electric Fuel Corporation (hereinafter: "EFC"), a public company registered in the State of Delaware, USA, which shares are traded in NASDAQ.

According to the Agreement, Tadiran will transfer all of its holdings (100%) in Tadiran Batteries Ltd. (hereinafter: "Batteries") to EFC, and in consideration EFC will issue to Tadiran a total of 2,335,767 shares (subject to adjustments, in accordance with the price of the share on the market during a period defined in the Agreement). Parallel to that, at the time the transaction is executed, Koor will invest in EFC the total sum of
10.5 million dollars and in consideration EFC will issue to Koor a total of 613,139 shares.

After the issuance of shares is executed, Koor will hold, directly and indirectly, approximately 14% of EFC's capital share and Koor will have the right to appoint a Director in EFC's board of directors.

EFC's Share price at the end of yesterday's business day was 18.125 dollars per share, and in accordance, the return in shares received by Tadiran for Batteries equals 42.3 million dollars.

The completion of this transaction is dependent on various approvals, including the approval of the Restrictive Trade Commissioner.



                                                    Yours sincerely,

                                                    Shlomo Heller, Adv.
                                                    Legal Counsel